May 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Folake Ayoola

Re:	Aries I Acquisition Corporation (the “Company”)

Registration Statement on Form S-1, as amended (Registration No. 333-253806)

Dear Ms. Ayoola

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Wells Fargo Securities, LLC and Kingswood Capital Markets, division of Benchmark Investments, Inc., as the representatives of the underwriters of the offering pursuant to the above-captioned Registration Statement on Form S-1, as amended (File No. 333-253806, the “Registration Statement”), hereby join the Company in respectfully requesting acceleration of the effective date of the Registration Statement by the Securities and Exchange Commission to 5:00 p.m. Washington D.C. time on May 18, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned advise that approximately 1,000 copies of the Preliminary Prospectus dated May 10, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

* * *

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ Richard Tobin
Name: Richard Tobin
Title: Managing Director

As representative of the several underwriters

[Signature Page to Acceleration Request]

KINGSWOOD CAPITAL MARKETS, division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal

As representative of the several underwriters

[Signature Page to Acceleration Request]